Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

GRANT OF RESTRICTED SHARE UNITS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Hong Kong Listing Rules. The Board hereby announces that on March 31, 2025 (U.S. Eastern Time), the Company granted 60,000 RSUs involving an aggregate of 600,000 Shares (represented by 120,000 ADSs) to Ms. Jingbo Wang (“Ms. Wang”), the chairwoman of the Board and Mr. Zhe Yin (“Mr. Yin”), a Director and chief executive officer of the Company, under the 2022 Share Incentive Plan.

GRANT OF RESTRICTED SHARE UNITS

To secure continuity of strategically vital leadership in advancing the Company’s operational expansion and globalization efforts, on the Date of Grant, the Company granted 60,000 RSUs involving an aggregate of 600,000 Shares (represented by 120,000 ADSs), representing approximately 0.18% of the total Shares of the Company in issue (excluding treasury shares) as of the date of this announcement immediately before the grant, to Ms. Wang and Mr. Yin, each of whom is an Employee Participant in accordance with the terms of the 2022 Share Incentive Plan. The purpose of the grant is to optimize their compensation structure through long-term equity incentives designed to retain and motivate key management, whose continued leadership is considered essential in steering the Group through a challenging macroeconomic environment, driving its global expansion, and executing its business reorganization to capture new growth opportunities and enhance long-term shareholder value.

Details of the Grant of RSUs

Details of the grant of RSUs are as follows:

Date of Grant:	March 31, 2025 (U.S. Eastern Time)

Number of Grantees:	two

Type of Grantees:	Employee Participants

Number of RSUs granted:	60,000 RSUs, among which 30,000 RSUs were granted to Ms. Wang and 30,000 RSUs were granted to Mr. Yin

Number of underlying Shares pursuant to the RSUs granted:	600,000 Shares

Number of underlying ADSs pursuant to the RSUs granted:	120,000 ADSs

Purchase price of the RSUs granted:	Nil

Closing price of the ADSs on the Date of Grant:	US$9.45 per ADS (approximately HK$14.70 per Share)

Vesting period:	Subject to the Grantee’s respective continued employment relationship with the Group and conditional upon the performance targets to be achieved by them as set out in their respective form of award agreement between the Grantee and the Company, the RSUs granted shall vest in four installments, where:

(i)	25% of the RSUs shall immediately vest on the Date of Grant; and

(ii)	75% of the RSUs shall vest in three equal installments on the first, second and third anniversary of the Date of Grant, respectively.

According to the 2022 Share Incentive Plan, the Committee, in its sole discretion, shall determine the time or times when awards may vest. The vesting period for the RSUs granted to the Employee Participants is shorter than 12 months because such grants (i) are with a total vesting and holding period of more than 12 months; (ii) vest evenly over a period of 12 months or more; and (iii) are subject to performance-based vesting conditions, which are permitted by the 2022 Share Incentive Plan.

As the Grantees are Directors and senior management of the Company, the Compensation Committee is of the view that such shorter vesting period is appropriate because: (i) the total vesting and holding period for the grant is three years from the Date of Grant; (ii) only the first batch of 25% of the RSUs granted to the Grantees will vest on the Date of Grant, and the rest 75% of the RSUs shall vest evenly over the course of three years from the Date of Grant; and (iii) only when the Grantees have met the predetermined performance-based vesting conditions, the first batch of RSUs to vest on the Date of Grant will actually vest; otherwise, the corresponding number of the RSUs shall be immediately forfeited and automatically lapse.

Performance targets and Clawback mechanism:	The Group has established an appraisal mechanism to evaluate the performance of each Employee Participant during a fixed assessment period. The performance evaluation for each Employee Participant is individually tailored based on their respective job nature and job position(s). In accordance with the Group’s appraisal mechanism, with respect to each Grantee, upon each vesting date, the portion of the RSUs eligible to vest will only actually vest to each Grantee provided that (i) the Grantee’s work performance assessment for the year preceding each vesting date has met the predetermined threshold outlined in their respective award agreement with the Company, and (ii) the Grantee has maintained a clean record with respect to compliance with the Company’s internal policies for the year preceding each vesting date. In particular, the performance of the Grantees will be assessed based on several key performance indicators with reference to the achievement of the overall financial and operational goals of the Group, such as the Group’s total revenues and adjusted net income attributable to the Shareholders (non-GAAP) for the preceding year, as well as other criteria including client acquisition and operational efficiency, among others. Failure to meet the above performance targets as set out in the form of award agreement between the Grantee and the Company shall render the underlying RSUs not vesting to relevant Grantees on the prescribed vesting date(s), and such RSUs shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

If the Committee determines that a Grantee has (A) violated any agreement, the Company’s policy or any other applicable laws; (B) conducted any misconduct, including having (i) used for profit or disclosed to unauthorized persons, confidential or trade secrets of the Company or its subsidiaries, (ii) breached any contract with or violated any fiduciary obligation to the Company or its subsidiaries, and (iii) engaged in any conduct which the Committee determines is injurious to Company or its subsidiaries; or (C) convicted of any criminal offense involving his or her integrity or honesty, or any wrongdoing involving the Group’s financial statements, or other circumstances that require so as the Committee determines, the Committee may cause such Grantee to forfeit, or cause its beneficiaries or permitted transferees to cooperate fully with the Committee, to effectuate any forfeiture, clawback or disgorgement required under the 2022 Share Incentive Plan, his or her outstanding awards under the 2022 Share Incentive Plan, subject to certain limitations set forth in the 2022 Share Incentive Plan.

If the Grantee’s employment or service terminates, any portion of the RSUs granted yet unvested on such termination date shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

The grant of RSUs is subject to the terms and conditions of the 2022 Share Incentive Plan and the form of award agreement covering the grant.

REASONS FOR AND BENEFITS OF THE GRANT OF RESTRICTED SHARE UNITS

Aligned with the Group’s globalization strategy, the Group is deeply committed to making substantial investments in the ongoing development of its key management team comprising of Ms. Wang and Mr. Yin, recognizing their critical roles in driving the Group’s growth and global expansion. Such investments empower them to assume pivotal responsibilities in advancing the Group’s strategic initiatives and achieving its long-term objectives. Against this backdrop, the Group seeks to optimize the compensation structure for its key management team by implementing long-term equity incentives. These incentives not only strengthen the Group’s globalization efforts but also foster enduring commitment from Ms. Wang and Mr. Yin while closely aligning their interests with the Group’s overall success and the long-term interests of the Shareholders.

The grant of RSUs to Ms. Wang and Mr. Yin is intended to incentivize and strengthen their leadership, ensuring stability and continuity at a pivotal stage in the Group’s development. By recognizing their exceptional contributions in maintaining operational resilience and strategic focus, the grant aims to secure their continued engagement. Their leadership is critical to advancing the Group’s strategic direction, sustaining operational stability, and reinforcing its competitive position, particularly in a challenging macroeconomic environment. In addition, the RSU grant is designed to closely align their interests with those of the Shareholders, reinforcing a shared commitment to long-term value creation, sustainable growth, and effective decision-making. By providing long-term equity incentives, the grant motivates Ms. Wang and Mr. Yin to continue driving the Group’s strategic transformation and innovation initiatives, including its globalization strategy, the enhancement of high-net-worth client services, and the ongoing optimization of its business model to adapt to evolving market dynamics. Their active leadership in these areas is essential to delivering sustainable growth and maximizing shareholder value over the long term.

Overall, the grant of RSUs acknowledges Ms. Wang and Mr. Yin’s contributions in navigating a challenging macroeconomic environment and aims to ensure their long-term commitment, which is essential to the Group’s future growth. The Company believes such grant serves as a key incentive to drive their continued leadership in creating greater value for the Company, aligning their interests with those of the Company and its Shareholders.

HONG KONG LISTING RULES IMPLICATIONS

The grant of RSUs as mentioned above has been approved by the independent Directors pursuant to Rule 17.04(1) of the Hong Kong Listing Rules. The independent Directors are of view that such grant will closely align the purpose of the 2022 Share Incentive Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus is appropriate and reasonable and in the interests of the Company and its Shareholders as a whole.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, none of the Grantees above is (i) a Director, or a chief executive, or an associate of any of them with awards (excluding options) granted and to be granted exceeding 0.1% of the total issued Shares (excluding treasury shares) in the 12-month period up to and including the Date of Grant; (ii) a participant with awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Hong Kong Listing Rules; or (iii) a related entity participant or service provider with awards granted and to be granted exceeding 0.1% of the total issued Shares (excluding treasury shares) in the 12-month period up to and including the Date of Grant. No financial assistance has been provided by the Group to the Grantees to facilitate the purchase of RSUs and/or corresponding ADSs or Shares under the 2022 Share Incentive Plan.

NUMBER OF SHARES AVAILABLE FOR FUTURE GRANT

As of the date of this announcement and following the grant of RSUs, 14,831,875 underlying Shares will be available for future grants under the Scheme Mandate Limit, among which 600,000 underlying Shares will be available for future grants under the Service Provider Sublimit.

DEFINITIONS

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADS(s)”	American Depositary Share(s) (one ADS representing five Share)

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“award(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules and as set out under the 2022 Share Incentive Plan

“Board”	the board of the Directors

“Committee”	a committee of one or more members of the Board to whom the Board has delegated its authority (as applicable) to administer the 2022 Share Incentive Plan

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)” and listed on The Stock Exchange of Hong Kong Limited (Stock Code: 6686) and the New York Stock Exchange (Ticker Symbol: NOAH)

“Compensation Committee”	the compensation committee of the Company

“Date of Grant”	March 31, 2025 (U.S. Eastern Time)

“Director(s)”	the director(s) of the Company

“Employee Participant(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“Grantee(s)”	the eligible participant(s) of the Group who were granted RSUs in accordance with the 2022 Share Incentive Plan on the Date of Grant

“Group”	the Company, its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“related entity participant”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“RSU(s)”	restricted share unit(s) entitling the Grantee(s) to acquire Shares subject to the satisfaction of specified vesting conditions which are granted under the 2022 Share Incentive Plan

“Scheme Mandate Limit”	the limit on grant(s) of award(s) over new Shares under all share schemes of the Company approved by the Shareholders on the annual general meeting held on December 16, 2022, which shall not exceed 30,000,000 Shares

“SEC”	the United States Securities and Exchange Commission

“service provider(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules and as set out under the 2022 Share Incentive Plan

“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit for award(s) over new Shares under all share schemes of the Company granted to the service providers, which shall not exceed 600,000 Shares

“Share(s)”	ordinary share(s) of par value of US$0.00005 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Hong Kong Listing Rules

“U.S.”	the United States

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

For the purpose of this announcement and for illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.7801. No representation is made that any amounts in HK$ or US$ can be or could have been converted at the relevant dates at the above rate or at any other rates or at all.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, April 1, 2025

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.